SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated July 2, 2020.

TRANSLATION

Autonomous City of Buenos Aires, July 2, 2020

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re: Relevant Information – Announcement of Exchange Offer

Dear Sirs:

The purpose of this letter is to comply with the requirements of article 23, section 8 Chapter VI of the ByMA Listing Regulations.

YPF is offering (i) Class XIII 8.500% Fixed Rate US Dollar denominated negotiable obligations redeemable with maturity in 2025 in an aggregate nominal amount of up to US$950,000,000 (the “Negotiable Obligations”) to be issued in exchange for the class XLVII negotiable obligations issued on March 23, 2016 in an aggregate nominal amount of US$1,000,000,000 in circulation maturing in 2021 (the “Existing Negotiable Obligations”), and (ii) the terms and mechanisms to exchange any and all of the Existing Negotiable Obligations for the Negotiable Obligations Class XIII (the “Exchange Offer”).

The press release informing about the launch of the Exchange Offer can be found at: http://www.prnewswire.com/news-releases/ypf-sociedad-anonima-announces-commencement-of-exchange-offer-for-any-and-all-of-its-outstanding-us1-000-000-000-8-500-senior-notes-due-2021—301087707.html?tc=eml_cleartime .

The Negotiable Obligations shall be issued pursuant to the Frequent Issuer Regime set forth in Section VIII, Chapter V, Title II of the CNV Rules. The frequent issuer prospectus dated April 3, 2020, the pricing supplement and the subscription notice, both dated July 2, 2020, are available on the CNV website, www.cnv.gov.ar under the item: “Empresas (entidades con oferta pública)” (the “AIF”), on the Mercado Abierto Electrónico S.A.’s (the “MAE”) website, in MAE’s electronic bulletin and on the Company’s website, http://www.ypf.com.

All capitalized terms not defined herein have the meaning assigned to them in the Pricing Supplement.

Yours faithfully,

Ignacio Rostagno

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: July 2, 2020	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer